Exhibit 99.2

trivago N.V.
Unaudited Condensed Consolidated Interim Financial Statements as of March 31, 2025

trivago N.V.
Condensed consolidated statements of operations
(€ thousands, except per share amounts, unaudited)

	Three months ended March 31,
	2025	2024
Revenue	€78,240	€64,412
Revenue from related party	45,868	37,018
Total revenue	124,108	101,430

Costs and expenses:
Cost of revenue, including related party, excluding amortization (1)	2,719	3,027
Selling and marketing, including related party (1)(3)	110,219	88,836
Technology and content, including related party (1)(2)(3)	13,401	12,544
General and administrative, including related party (1)(3)	7,331	8,559
Amortization of intangible assets (2)	—	23
Operating loss	(9,562)	(11,559)

Other income/(expense)
Interest expense	(3)	(5)
Interest income	736	869
Other, net	268	(23)
Total other income, net	1,001	841

Loss before income taxes	(8,561)	(10,718)
Benefit for income taxes	(2,050)	(2,381)
Loss before equity method investments	(6,511)	(8,337)
Loss from equity method investments	(1,284)	(47)
Net loss	€(7,795)	€(8,384)

Earnings per share available to common stockholders:
Basic	€(0.02)	€(0.02)
Diluted	(0.02)	(0.02)
Shares used in computing earnings per share:
Basic	351,702	348,824
Diluted	351,702	348,824

	Three months ended March 31,
	2025	2024
(1) Includes share-based compensation as follows:
Cost of revenue	€29	€25
Selling and marketing	129	105
Technology and content	268	309
General and administrative	1,621	835

(2) Includes amortization as follows:
Amortization of internal use software and website development costs included in technology and content	€781	€799
Amortization of acquired technology included in amortization of intangible assets	—	23

(3) Includes related party expense as follows:
Selling and marketing	€21	€9
Technology and content	501	340
General and administrative	23	19
See accompanying notes

trivago N.V.
Condensed consolidated statements of comprehensive loss
(€ thousands, unaudited)

	Three months ended March 31,
	2025	2024
Net loss	€(7,795)	€(8,384)
Other comprehensive income/(loss):
Currency translation adjustments, net	(226)	157
Total other comprehensive income/(loss)	(226)	157
Comprehensive loss	€(8,021)	€(8,227)
See accompanying notes.

trivago N.V.
Condensed consolidated balance sheets
(€ thousands, except share and per share data, unaudited)

ASSETS	As of March 31, 2025	As of December 31, 2024
Current assets:
Cash and cash equivalents	€118,590	€133,745
Restricted cash	—	342
Accounts receivable, net of allowance for credit losses of €839 and €958 at March 31, 2025 and December 31, 2024, respectively	34,681	25,652
Accounts receivable, related party	30,201	21,259
Tax receivable	3,034	2,815
Prepaid expenses and other current assets	6,915	6,458
Total current assets	193,421	190,271

Property and equipment, net	8,176	8,210
Operating lease right-of-use assets	39,251	39,865
Equity method investments	11,667	13,170
Investments and other assets	4,014	3,856
Intangible assets, net	45,445	45,345
TOTAL ASSETS	€301,974	€300,717

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	€35,159	€24,668
Income taxes payable	1,613	1,613
Deferred revenue	1,007	1,041
Payroll liabilities	2,919	2,327
Accrued expenses and other current liabilities	17,198	17,667
Operating lease liability	2,362	2,363
Total current liabilities	60,258	49,679

Operating lease liability	35,485	36,070
Deferred income taxes	14,531	16,798
Other long-term liabilities	654	565

Stockholders’ equity:
Class A common stock, €0.06 par value - 1,523,230,720 shares authorized,114,405,480 and 114,059,630 shares issued and outstanding at March 31, 2025 and December 31, 2024, respectively	6,864	6,843
Class B common stock, €0.60 par value - 237,676,928 shares authorized, 237,476,895 shares issued and outstanding at March 31, 2025 and December 31, 2024, respectively	142,486	142,486
Reserves	688,673	687,232
Contribution from Parent	122,307	122,307
Accumulated other comprehensive income	41	267
Accumulated deficit	(769,325)	(761,530)
Total stockholders' equity	191,046	197,605
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	€301,974	€300,717
See accompanying notes

trivago N.V.
Condensed consolidated statements of changes in equity
(€ thousands, unaudited)

Three months ended March 31, 2025	Class A common stock	Class B common stock	Reserves	Accumulated deficit	Accumulated other comprehensive income	Contribution from Parent	Total stockholders' equity
Balance at January 1, 2025	€6,843	€142,486	€687,232	€(761,530)	€267	€122,307	€197,605
Net loss				(7,795)			(7,795)
Other comprehensive loss (net of tax)					(226)		(226)
Share-based compensation expense			1,740				1,740
Issuance of common stock related to exercise of options and vesting of RSUs	21		(21)				—
Withholdings on net share settlements of equity awards			(278)				(278)
Balance at March 31, 2025	€6,864	€142,486	€688,673	€(769,325)	€41	€122,307	€191,046

Three months ended March 31, 2024	Class A common stock	Class B common stock	Reserves	Accumulated deficit	Accumulated other comprehensive income	Contribution from Parent	Total stockholders' equity
Balance at January 1, 2024	€6,655	€142,486	€681,333	€(737,832)	€75	€122,307	€215,024
Net loss				(8,384)			(8,384)
Other comprehensive income (net of tax)					157		157
Share-based compensation expense			1,048				1,048
Issuance of common stock related to exercise of options and vesting of RSUs	42		(42)				—
Withholdings on net share settlements of equity awards			(652)				(652)
Balance at March 31, 2024	€6,697	€142,486	€681,687	€(746,216)	€232	€122,307	€207,193
See accompanying notes

trivago N.V.
Condensed consolidated statements of cash flows
(€ thousands, unaudited)

	Three months ended March 31,
	2025	2024
Operating activities:
Net loss	€(7,795)	€(8,384)
Adjustments to reconcile net loss to net cash used in:
Depreciation (property and equipment and internal-use software and website development)	1,018	1,102
Share-based compensation	2,047	1,274
Deferred income taxes	(2,267)	(2,435)
Other, net	890	(14)
Changes in operating assets and liabilities:
Accounts receivable, including related party	(17,822)	(11,364)
Prepaid expenses and other assets	(698)	2,204
Accounts payable	10,870	9,517
Taxes payable/receivable, net	(219)	1,888
Other changes in operating assets and liabilities, net	(125)	(387)
Net cash used in operating activities	(14,101)	(6,599)

Investing activities:
Proceeds from sales and maturities of investments	—	25,225
Capital expenditures, including internal-use software and website development	(962)	(581)
Other investing activities, net	6	—
Net cash provided by/(used in) investing activities	(956)	24,644

Financing activities:
Payment of withholding taxes on net share settlements of equity awards	(283)	(347)
Other financing activities, net	(22)	(18)
Net cash used in financing activities	(305)	(365)

Effect of exchange rate changes on cash	(135)	215
Net increase/(decrease) in cash, cash equivalents and restricted cash	(15,497)	17,895
Cash, cash equivalents and restricted cash at beginning of the period	134,087	102,189
Cash, cash equivalents and restricted cash at end of the period	€118,590	€120,084

Supplemental cash flow information:
Cash received for interest	€700	€782
Cash paid for taxes, net of (refunds)	396	(1,845)
See accompanying notes

trivago N.V.
Notes to the condensed consolidated financial statements (unaudited)
Note 1: Organization and basis of presentation
Description of business
trivago N.V., (“trivago” the “Company,” “us,” “we” and “our”) and its subsidiaries offer online meta-search for hotel and accommodation through online travel agencies (“OTAs”), hotel chains and independent hotels. Our search-driven marketplace, delivered on websites and apps, provides users with a tailored search experience via our proprietary matching algorithms. We generally employ a ‘cost-per-click’ (or “CPC”) pricing structure, allowing advertisers to control their own return on investment and the volume of lead traffic we generate for them. We also offer a ‘cost-per-acquisition’ (or “CPA”) pricing structure, whereby an advertiser pays us a percentage of the booking revenues that ultimately result from a referral.
During 2013, the Expedia Group, Inc. (formerly Expedia, Inc., the "Parent" or "Expedia Group") completed the purchase of a controlling interest in the Company. As of March 31, 2025, Expedia Group’s ownership interest and voting interest in trivago N.V. is 59.4% and 84.0%, respectively.
Basis of presentation
We have prepared the accompanying interim unaudited condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial reporting. We have included all adjustments necessary for a fair presentation of the results of the interim period. These adjustments consist of normal recurring items. Our interim unaudited condensed consolidated financial statements are not necessarily indicative of results that may be expected for any other interim period or for the full year.
Certain information and note disclosures normally included in the audited annual consolidated financial statements have been condensed or omitted in accordance with SEC rules. The condensed consolidated balance sheet as of December 31, 2024 was derived from our audited consolidated financial statements as of that date but does not contain all of the footnote disclosures from the annual financial statements. As such, these interim unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2024, previously filed with the Securities and Exchange Commission (“SEC”).
Seasonality
We experience seasonal fluctuations in the demand for our services as a result of seasonal patterns in travel. For example, searches and consequently our revenue, are generally the highest in the first three quarters as travelers plan and book their spring, summer and winter holiday travel. Our revenue typically decreases in the fourth quarter. Seasonal fluctuations affecting our revenue also affect the timing of our cash flows. We typically invoice once per month, with customary payment terms. Therefore, our cash flow varies seasonally with a slight delay to our revenue, and is significantly affected by the timing of our advertising spending. Changes in the relative revenue share of our offerings in countries and areas where seasonal travel patterns vary from those described above may influence the typical trend of our seasonal patterns in the future.
Accounting estimates
We use estimates and assumptions in the preparation of our interim unaudited condensed consolidated financial statements in accordance with GAAP. Preparation of the interim unaudited condensed consolidated financial statements and accompanying notes requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the unaudited condensed consolidated financial statements, as well as revenue and expenses during the periods reported. Our actual financial results could differ significantly from these estimates. The significant estimates underlying our interim unaudited condensed consolidated financial statements include: leases, recoverability of indefinite-lived intangible assets, income taxes, and share-based compensation.

Note 2: Significant accounting policies
The significant accounting policies used in preparation of these unaudited condensed consolidated financial statements for the three months ended March 31, 2025 are consistent with those discussed in Note 2 to the consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2024, except as updated below.
Recent accounting pronouncements not yet adopted
Income Taxes. In December 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-09 to improve its income tax disclosure requirements. Under the new guidance, public business entities must annually disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income (loss) by the applicable statutory income tax rate). The new standard is effective for fiscal periods beginning after December 15, 2024. We will incorporate the new guidance in our tax disclosures in our consolidated financial statements for the fiscal year ended December 31, 2025.
Expense Disaggregation Disclosures. In November 2024, the FASB issued ASU 2024-03 which requires enhanced disaggregated disclosures regarding income statement expenses in a tabular format. The new guidance requires relevant expense captions to be disaggregated into categories, such as employee compensation, depreciation, and intangible asset amortization, included within each interim and annual income statement's expense caption, as applicable. Additionally, entities are required to disclose their selling expenses and their definition of selling expenses. The new standard is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. We are in the process of evaluating the impact of adopting this new guidance on our consolidated financial statement disclosures.
Certain risks and concentration of credit risk
Our business is subject to certain risks and concentrations including dependence on relationships with our advertisers, dependence on third-party technology providers, and exposure to risks associated with online commerce security. Our concentration of credit risk relates to depositors holding our cash and customers with significant accounts receivable balances.
Our customer base includes primarily OTAs, hotel chains and independent hotels. We perform ongoing credit evaluations of our customers and maintain allowances for potential credit losses. We generally do not require collateral or other security from our customers.
Expedia Group, our controlling shareholder, and its affiliates represent 35% of total revenues for the three months ended March 31, 2025, compared to 36% in the same period in 2024. Expedia Group and its affiliates represent 45% and 44% of total accounts receivable as of March 31, 2025 and December 31, 2024, respectively.
Booking Holdings and its affiliates represent 39% of total revenues for both the three months ended March 31, 2025 and 2024. Booking Holdings and its affiliates represent 27% and 22% of total accounts receivable as of March 31, 2025 and December 31, 2024, respectively.

Deferred revenue
As of December 31, 2024, the deferred revenue balance was €1.0 million, €0.5 million of which was recognized as revenue during the three months ended March 31, 2025.
Foreign currency transaction gains and losses
Foreign currency transaction gains and losses presented within net other income for the three months ended March 31, 2025 and 2024 were as follows:

	Three months ended March 31,
(in thousands)	2025	2024
Foreign exchange gains, net	€264	€138

Note 3: Fair value measurement
Financial assets measured at fair value on a recurring basis are classified using the fair value hierarchy in the tables below:

March 31, 2025
(in thousands)	Level 2
Cash equivalents:
Term deposits	€80,950
Investments and other assets:
Term deposits	1,351
Total	€82,301

December 31, 2024
(in thousands)	Level 2
Cash equivalents:
Term deposits	€80,950
Investments and other assets:
Term deposits	1,351
Total	€82,301
We value our financial assets using quoted market prices or alternative pricing sources and models utilizing market observable inputs.
We hold term deposit investments with financial institutions. We classify our term deposits within Level 2 in the fair value hierarchy because they are valued at amortized cost, which approximates fair value. Term deposits with a maturity of less than 3 months are classified as cash equivalents, those with a maturity of more than three months but less than one year are classified as short-term investments and those with a maturity of more than one year are classified as investments and other assets. Investments in term deposits with a maturity of more than one year are restricted by long-term obligations related to the campus building.
Assets measured at fair value on a non-recurring basis
Our non-financial assets, such as intangible assets and property and equipment, as well as our non-marketable equity investments, including our equity method investments and investment accounted for under the measurement alternative, are adjusted to fair value when an impairment charge is recognized or the underlying investment is sold. Such fair value measurements are based predominately on Level 3 inputs.

Note 4: Prepaid expenses and other current assets

(in thousands)	March 31, 2025	December 31, 2024
Prepaid advertising	€1,851	€2,135
Other prepaid expenses	4,787	4,022
Assets held for sale	—	100
Other assets	277	201
Total	€6,915	€6,458

Note 5: Property and equipment, net

	March 31, 2025	December 31, 2024
(in thousands)
Building and leasehold improvements	€4,121	€4,121
Capitalized software and software development costs	32,126	31,366
Computer equipment	15,577	15,478
Furniture and fixtures	3,043	3,042
Subtotal	€54,867	€54,007
Less: accumulated depreciation	46,691	45,797
Property and equipment, net	€8,176	€8,210

Note 6: Share-based awards and other equity instruments
Share-based compensation expense
The following table presents the amount of share-based compensation expense included in our unaudited condensed consolidated statements of operations during the periods presented:

	Three months ended March 31,
(in thousands)	2025	2024
Equity classified awards	€1,740	€1,048
Liability classified awards	307	226
Total share-based compensation expense	€2,047	€1,274
Share-based award activity
The following table presents a summary of our share option activity for the three months ended March 31, 2025:

	Options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
		(in €)	(In years)	(€ in thousands)
Balance as of January 1, 2025	34,454,915	0.99
Exercised(1)	34,845	0.07
Expired	607,685	5.62
Balance as of March 31, 2025	33,812,385	0.88	7	13,956
(1) Inclusive of 17,655 options withheld due to net share settlements to satisfy required employee tax withholding requirements. Potential shares which had been convertible under options that were withheld under net share settlements remain in the authorized but unissued pool under the 2016 Omnibus Incentive Plan and can be issued by the Company. Total payments for the employees' tax obligations to the taxing authorities due to net share settlements are reflected as a financing activity within the unaudited condensed consolidated statements of cash flows.
The following table summarizes information about share options vested and expected to vest as of March 31, 2025:

Fully Vested and Expected to Vest	Options	Weighted average exercise price	Remaining contractual life	Aggregate intrinsic value
		(in €)	(In years)	(€ in thousands)
Outstanding	22,932,385	1.13	8	9,263
Currently Exercisable	7,628,990	2.75	12	2,633

The following table presents a summary of our restricted stock unit (RSU) activity for the three months ended March 31, 2025:

	RSUs	Weighted average grant date fair value	Weighted average remaining time to vest
		(in €)	(in years)
Balance as of January 1, 2025	3,976,800	0.63
Granted	2,898,795	0.75
Vested(1)	676,465	1.01
Cancelled	9,060	1.14
Balance as of March 31, 2025	6,190,070	0.64	1
(1) Inclusive of 347,805 RSUs withheld due to net share settlements to satisfy required employee tax withholding requirements. Potential shares which had been convertible under RSUs that were withheld under net share settlements remain in the authorized but unissued pool under the 2016 Omnibus Incentive Plan and can be issued by the Company. Total payments for the employees' tax obligations to the taxing authorities due to net share settlements are reflected as a financing activity within the unaudited condensed consolidated statements of cash flows.

Note 7: Income taxes
Income tax benefit was €2.1 million during the three months ended March 31, 2025, compared to €2.4 million in the same period in 2024. The total weighted-average tax rate was 33.9% during the three months ended March 31, 2025, which was mainly driven by the German statutory tax rate of approximately 31.2% and the estimated permanent effects for the full year. Our effective tax rate during the three months ended March 31, 2025 was 23.9%, compared to 22.2% in the same period in 2024. The change in effective tax rate between the two periods primarily reflects the difference in deferred tax adjustments related to temporary items.
The difference between the weighted average tax rate and the effective tax rate for the three months ended March 31, 2025 is primarily attributable to the share-based compensation expense, which is not deductible for tax purposes.
An uncertain tax position in connection with unrecognized tax benefits relating to the deductibility of expenses amounted to €8.7 million as of March 31, 2025. A liability for these tax benefits is presented within accrued expenses and other current liabilities in the unaudited condensed consolidated balance sheets.

Note 8: Stockholders' equity
Class A and Class B Common Stock
Our authorized share capital amounts to €234.0 million and is divided into Class A and Class B common stock with par values of €0.06 and €0.60, respectively. As stated in our articles of association, each Class B shareholder can request the conversion one or more Class B shares at any time with the ratio of one Class B share to ten Class A shares. The shareholder will then transfer nine out of every ten Class A shares to the Company for no consideration, leaving the shareholder with one issued Class A share. Upon conversion, the number of authorized Class B shares decreases by the number converted and concurrently, the number of Class A shares increases by ten times the number of Class B shares converted in order to maintain our authorized share capital. At the time of our IPO in 2016, the number of authorized Class A and Class B shares was 700,000,000 and 320,000,000, respectively. These share counts have been adjusted accordingly with each conversion of Class B shares into Class A shares and the current share counts are reflected on the unaudited condensed consolidated balance sheets.

As of March 31, 2025, Class B shares are only held by Expedia Group and Rolf Schrömgens. Refer to Note 1: Organization and basis of presentation for Expedia Group's ownership interest and voting interest. The Class B shares held by Mr. Schrömgens as of March 31, 2025, had an ownership interest and voting interest of 8.1% and 11.4%, respectively.
The ratio of the Company's American Depositary Shares ('ADS') program is one ADS to five Class A shares.

Note 9: Earnings per share
Basic and diluted earnings per share of Class A and Class B common stock is computed by dividing net income/(loss) by the weighted average number of Class A and Class B common stock outstanding during the same period. Diluted earnings per share is calculated using our weighted-average outstanding common shares including the dilutive effect of stock awards as determined under the treasury stock method.

The following table presents our basic and diluted earnings per share:

	Three months ended March 31,
(€ thousands, except per share data)	2025	2024
Numerator:
Net loss	€(7,795)	€(8,384)

Denominator:
Weighted average shares of Class A and Class B common stock outstanding:
Basic	351,702	348,824
Diluted	351,702	348,824

Net loss per share:
Basic	€(0.02)	€(0.02)
Diluted	(0.02)	(0.02)
For the three months ended March 31, 2025 and 2024, approximately 34 million and 22 million, respectively, of outstanding stock-based awards have been excluded from the calculations of diluted net loss per share because their effect would have been antidilutive.

Note 10: Commitments and contingencies
Legal proceeding
One purported class action has been filed in Israel, making allegations about our advertising and/or display practices, such as search results rankings and algorithms, and discount claims. A pre-trial case management hearing took place on October 1, 2024. The court ordered trivago to provide certain information to the plaintiff. Pursuant to the court's recommendation, the parties initiated mediation procedures to evaluate possibilities for an amicable resolution of the matter in December 2024. These procedures are currently ongoing.

Note 11: Related party transactions
Relationships with Expedia
We have commercial relationships with Expedia Group, Inc. and many of its affiliated brands, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, Vrbo and ebookers. These arrangements are terminable at will upon fourteen to thirty days prior notice by either party and on customary commercial terms that enable Expedia Group’s brands to advertise on our platform, and we receive payment for users we refer to them. We also have an agreement with Expedia Partner Solutions ("EPS"), where EPS powers our platform with a template (Hotels.com for partners). Related-party revenue from Expedia Group primarily consists of click-through fees and other advertising services provided to Expedia Group and its affiliates.
Related-party revenue from Expedia Group and its affiliates was €43.4 million for the three months ended March 31, 2025, compared to €37.0 million in the same period in 2024. These amounts are recorded at contract value, which we believe is a reasonable reflection of the value of the services provided. Related-party revenue represented 35% of our total revenue for the three months ended March 31, 2025, compared to 36% in the same period in 2024, respectively.
For the three months ended March 31, 2025 and 2024, we did not incur significant operating expenses from related-party services and support agreements with Expedia Group.
The related party trade receivable balances with Expedia Group and its affiliates as of March 31, 2025 and December 31, 2024 were €29.4 million and €20.8 million, respectively.
UBIO Limited
Effective January 1, 2025 we renewed the commercial agreement with our existing partner UBIO Limited to increase the number of directly bookable rates available on our website for an additional 12-month period. This agreement will extend by subsequent 12 month periods, unless it is terminated by either party with 90 days prior notice at the end of each period. The agreement includes an annual minimum commitment of €0.8 million (GBP 0.7 million).
Our operating expenses related to this partner were €0.2 million and €0.3 million for the three months ended March 31, 2025 and 2024, respectively.
Holisto Limited
We entered into an equity method investment in Holisto Limited on July 30, 2024. Related-party revenue, consisting mainly of click-through fees from Holisto Limited was €2.5 million for the three months ended March 31, 2025. These amounts are recorded at contract value, which we believe is a reasonable reflection of the value of the services provided. The related party trade receivable balances with Holisto Limited as of March 31, 2025 and December 31, 2024 were €0.8 million and €0.5 million, respectively.

Our operating expenses related to this partner were €0.3 million for the three months ended March 31, 2025.

Note 12: Segment information
Management has identified three reportable segments: Americas, Developed Europe and Rest of World (RoW). Our Americas segment is comprised of Argentina, Brazil, Canada, Chile, Colombia, Ecuador, Mexico, Peru, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our RoW segment is comprised of all other countries where trivago operates. Our investment in Holisto Limited met the criteria for an operating segment, however, it does not meet the quantitative thresholds of a separate reportable segment.
Our chief operating decision makers ("CODMs") are our managing directors comprised of the Chief Executive Officer, Chief Financial Officer, Chief Marketing Officer, and Chief Product Officer. We determined our operating segments based on how our chief operating decision makers manage our business, make operating decisions and evaluate operating performance. Our primary operating metric is Return on Advertising Spend, ("ROAS") contribution, for each of our reportable segments, which compares Referral Revenue to Advertising Spend. ROAS includes the allocation of revenue by segment which is based on the location of the website, or domain name, regardless of where the consumer resides. This is consistent with how management monitors and runs the business.
Our CODMs use ROAS contribution to allocate resources for each reportable segment predominantly in the annual budget and forecasting process. The CODMs consider budget-to-actual variances on a monthly basis using ROAS contribution when making decisions about the allocation of Advertising Spend to the reportable segments. The CODMs also use ROAS contribution to assess the performance for each reportable segment.
Corporate and Eliminations also includes all corporate functions and expenses except for direct advertising. In addition, we record amortization of intangible assets and any related impairment, impairment of goodwill, share-based compensation expense, restructuring and related reorganization charges, legal reserves, occupancy tax and other taxes, and other items excluded from segment operating performance in Corporate and Eliminations. Such amounts are detailed in our segment reconciliations below.
The following tables present our segment information for the three months ended March 31, 2025 and 2024. As a significant portion of our property and equipment is not allocated to our operating segments and depreciation is not included in our segment measure, we do not report the assets by segment as it would not be meaningful. We do not regularly provide such information to our chief operating decision makers.

	Three months ended March 31, 2025
(€ thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral Revenue	€52,297	€44,913	€26,184	€—	€123,394
Subscription revenue	—	—	—	478	478
Other revenue	—	—	—	236	236
Total revenue	€52,297	€44,913	€26,184	€714	€124,108
Advertising Spend	39,031	43,719	21,770	—	104,520
ROAS contribution	€13,266	€1,194	€4,414	€714	€19,588
Costs and expenses:
Cost of revenue, including related party, excluding amortization					2,719
Other selling and marketing, including related party(1)					5,699
Technology and content, including related party					13,401
General and administrative, including related party					7,331
Operating loss					€(9,562)
Other income/(expense)
Interest expense					(3)
Interest income					736
Other, net					268
Total other income, net					€1,001
Loss before income taxes					€(8,561)
Benefit for income taxes					(2,050)
Loss before equity method investments					€(6,511)
Loss from equity method investments					(1,284)
Net loss					€(7,795)
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

	Three months ended March 31, 2024
(€ thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral Revenue	€43,891	€38,086	€18,210	€—	€100,187
Subscription revenue	—	—	—	579	579
Other revenue	—	—	—	664	664
Total revenue	€43,891	€38,086	€18,210	€1,243	€101,430
Advertising Spend	36,270	33,260	14,553	—	84,083
ROAS contribution	€7,621	€4,826	€3,657	€1,243	€17,347
Costs and expenses:
Cost of revenue, including related party, excluding amortization					3,027
Other selling and marketing, including related party(1)					4,753
Technology and content, including related party					12,544
General and administrative, including related party					8,559
Amortization of intangible assets					23
Operating loss					€(11,559)
Other income/(expense)
Interest expense					(5)
Interest income					869
Other, net					(23)
Total other income, net					€841
Loss before income taxes					€(10,718)
Benefit for income taxes					(2,381)
Loss before equity method investment					€(8,337)
Loss from equity method investment					(47)
Net loss					€(8,384)
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

Note 13: Subsequent events
On April 29, 2025, we exercised our call option to acquire all remaining equity interest in Holisto Ltd. The purchase price is expected to be around USD 26 million in cash, subject to certain adjustment procedures. The transaction is subject to customary closing conditions, including regulatory approvals, and is expected to be consummated by mid-year 2025. Upon consummation, Holisto Ltd. will become a fully consolidated subsidiary of trivago N.V. Holisto Ltd. is an AI-driven travel technology platform that serves as a hotel rate aggregator and white-label booking engine provider.